United States securities and exchange commission logo





                              November 17, 2020

       Stefan Dubs
       President
       Streetex Corp.
       Handelstr 1
       Linkenheim-Hochstetten, Germany 76351

                                                        Re: Streetex Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed October 21,
2020
                                                            File No. 333-249576

       Dear Mr. Dubs:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed October 21, 2020

       Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm, page 1

   1. Please obtain a currently dated consent of the independent registered public accounting firm which indicates
that it is included as an exhibit to the registration statement on Form
                                                        S-1 rather than
incorporated by reference in the registration statement.
       Prospectus Summary, page 6

   2. It appears that you may be a shell company as defined in Securities Act Rule 405, because you have no or nominal
assets (or assets consisting solely of cash or cash equivalents), and you have no or
nominal operations. Accordingly, please revise your prospectus, including the cover
page and prospectus summary, to disclose that you are a shell company; please further
disclose in appropriate places, including the Risk Factors section,
 Stefan Dubs
Streetex Corp.
November 17, 2020
Page 2
         the consequences, challenges and risks of that status and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.
Risk Factors
Because Our Sole Officer and Director Will Own More Than 50% Of Our Outstanding Common
Stock, ..., page 10

3. We note that you state in this risk factor that your officer will own more than 50% of your common stock outstanding. According to your disclosure on page 7, "[t]here are
         2,000,000 shares of common stock issued and outstanding as of the date of this prospectus, held by our sole officer and director, Stefan Dubs. If we are successful at selling all the shares in this offering, we will have 4,000,000 shares issued and outstanding." According to our calculations, Mr. Dubs would not own more than 50% of your common stock outstanding. Please revise accordingly or advice us how he owns more than 50% if you sell 2,000,000 shares.

Description of Business, page 20

4. Please revise to discuss the particular means by which you plan to generate revenues and incur expenses (e.g., Do you charge by the hour, project or otherwise? What are the main expenses involved in producing videos and advertising?), relevant pricing structures, the percentage of revenue and expenses derived from each category of services, and the nature of each category of services. Please provide enough details so an investor can evaluate your business plan.
Government Regulation, page 22

5. We note your disclosure "We do not believe that regulation will have a material impact on the way we conduct our business." Please augment your disclosure to briefly explain any material regulatory requirements to which you are subject as a U.S. company doing business in Germany. In this regard, your discussion should cover the cost and how long it will take to obtain all approvals and licenses that are applicable to your business. Please see Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K. Plan of Distribution, page 26

6. We note your business operations and officer are located in Germany, and that you are conducting a self-underwritten offering in which your officer will sell shares directly to
FirstName LastNameStefan Dubs
       family, friends, business associates and acquaintances. Please revise your disclosure to
Comapany    NameStreetex
       clarify whether youCorp.
                            will be offering your shares in the United States,
Germany and/or
       other17,
November     countries.
                2020 Page 2
FirstName LastName
 Stefan Dubs
FirstName  LastNameStefan Dubs
Streetex Corp.
Comapany 17,
November   NameStreetex
               2020      Corp.
November
Page  3    17, 2020 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tony Watson at 202-551-3318 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jacqueline Kaufman at 202-551-3797 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services